UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 37)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 37244C101	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,430,796 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,430,796 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,430,796 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 82,765 shares of the common stock of Genomic Health, Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,412 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2018.

Page 2 of 14 Pages

CUSIP No. 37244C101	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,430,796 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,430,796 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,430,796 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,412 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 3 of 14 Pages

CUSIP No. 37244C101	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,604,693 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,604,693 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,604,693 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,412 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 4 of 14 Pages

CUSIP No. 37244C101	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,604,693 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,604,693 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,604,693 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 82,765 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 32,412 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 5 of 14 Pages

CUSIP No. 37244C101	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 6 of 14 Pages

Amendment No. 37 to Schedule 13D

This Amendment No. 37 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, and FBB Associates (“FBB”) collectively, (the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 37 is being filed to report the sale of shares of the common stock of Genomic Health, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities of the Issuer or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Page 7 of 14 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 37 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of common stock such holdings represent. The information set forth below is based upon 36,123,297 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percentage of Class Outstanding
Baker Bros. Investments, L.P.	142,156	0.4%
Baker Bros. Investments II, L.P.	10,821	0.0%
667, L.P.	1,422,019	3.9%
Baker Brothers Life Sciences, L.P.	9,262,200	25.6%
14159, L.P.	245,119	0.7%
Baker/Tisch Investments, L.P.	158,722	0.4%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities directly held by each of the Funds, and this Amendment No. 37 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Julian C. Baker serves as the Chair of the Nominating and Corporate Governance Committee and Felix J. Baker serves as the Chair of the Compensation Committee and serves on the Science & Technology Committee of the Issuer’s Board.

On January 1, 2019, Felix J. Baker and Julian C. Baker each received 155 shares of restricted stock of the Issuer (“Restricted Stock”) pursuant to the Issuer's 2005 Stock Incentive Plan in lieu of $10,000 in director retainer fees, respectively. The shares of Restricted Stock are fully vested.

Page 8 of 14 Pages

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities received as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the common stock, Restricted Stock received in lieu of director retainer fees or options to purchase common stock of the Issuer (“Stock Options”) received by Felix J. Baker or Julian C. Baker as director compensation. The Funds are entitled to the pecuniary interest in such common stock, Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds, may be deemed to have an indirect pecuniary interest in such common stock, Restricted Stock and Stock Options (i.e. no direct pecuniary interest).

The Adviser has voting and investment power over the common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation.

(c) The following transactions in the common stock of the Issuer were effected by the Funds noted below during the fifty days preceding the filing of this statement. The transactions in common stock effected the fifty-first to sixtieth days are disclosed on the previous Schedules 13D filed on December 3, 2018 and November 28, 2018. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Page 9 of 14 Pages

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	12/4/2018	6	Sale	77.1100	1
Baker Bros. Investments II, L.P.	12/4/2018	1	Sale	77.1100	1
Baker Bros. Investments, L.P.	12/4/2018	6	Sale	77.1100	1
14159, L.P.	12/4/2018	10	Sale	77.1100	1
667, L.P.	12/4/2018	57	Sale	77.1100	1
Baker Brothers Life Sciences, L.P.	12/4/2018	371	Sale	77.1100	1
Baker/Tisch Investments, L.P.	12/4/2018	319	Sale	75.8309	2
Baker Bros. Investments II, L.P.	12/4/2018	21	Sale	75.8309	2
Baker Bros. Investments, L.P.	12/4/2018	286	Sale	75.8309	2
14159, L.P.	12/4/2018	492	Sale	75.8309	2
667, L.P.	12/4/2018	2,856	Sale	75.8309	2
Baker Brothers Life Sciences, L.P.	12/4/2018	18,604	Sale	75.8309	2
Baker/Tisch Investments, L.P.	12/4/2018	95	Sale	73.8119	3
Baker Bros. Investments II, L.P.	12/4/2018	6	Sale	73.8119	3
Baker Bros. Investments, L.P.	12/4/2018	84	Sale	73.8119	3
14159, L.P.	12/4/2018	146	Sale	73.8119	3
667, L.P.	12/4/2018	843	Sale	73.8119	3
Baker Brothers Life Sciences, L.P.	12/4/2018	5,493	Sale	73.8119	3
Baker/Tisch Investments, L.P.	12/4/2018	43	Sale	77.7455	4
Baker Bros. Investments II, L.P.	12/4/2018	3	Sale	77.7455	4
Baker Bros. Investments, L.P.	12/4/2018	39	Sale	77.7455	4
14159, L.P.	12/4/2018	67	Sale	77.7455	4
667, L.P.	12/4/2018	390	Sale	77.7455	4
Baker Brothers Life Sciences, L.P.	12/4/2018	2,538	Sale	77.7455	4
Baker/Tisch Investments, L.P.	12/6/2018	1,309	Sale	75.4607	5
Baker Bros. Investments II, L.P.	12/6/2018	89	Sale	75.4607	5
Baker Bros. Investments, L.P.	12/6/2018	1,172	Sale	75.4607	5
14159, L.P.	12/6/2018	2,021	Sale	75.4607	5
667, L.P.	12/6/2018	11,724	Sale	75.4607	5
Baker Brothers Life Sciences, L.P.	12/6/2018	76,364	Sale	75.4607	5
Baker/Tisch Investments, L.P.	12/7/2018	1,447	Sale	76.1540	6
Baker Bros. Investments II, L.P.	12/7/2018	99	Sale	76.1540	6
Baker Bros. Investments, L.P.	12/7/2018	1,296	Sale	76.1540	6
14159, L.P.	12/7/2018	2,234	Sale	76.1540	6
667, L.P.	12/7/2018	12,961	Sale	76.1540	6
Baker Brothers Life Sciences, L.P.	12/7/2018	84,418	Sale	76.1540	6
Baker/Tisch Investments, L.P.	12/10/2018	132	Sale	73.8291	7
Baker Bros. Investments II, L.P.	12/10/2018	9	Sale	73.8291	7
Baker Bros. Investments, L.P.	12/10/2018	118	Sale	73.8291	7
14159, L.P.	12/10/2018	204	Sale	73.8291	7
667, L.P.	12/10/2018	1,185	Sale	73.8291	7
Baker Brothers Life Sciences, L.P.	12/10/2018	7,718	Sale	73.8291	7
Baker/Tisch Investments, L.P.	12/11/2018	597	Sale	74.8839	8
Baker Bros. Investments II, L.P.	12/11/2018	41	Sale	74.8839	8
Baker Bros. Investments, L.P.	12/11/2018	534	Sale	74.8839	8
14159, L.P.	12/11/2018	921	Sale	74.8839	8
667, L.P.	12/11/2018	5,342	Sale	74.8839	8
Baker Brothers Life Sciences, L.P.	12/11/2018	34,794	Sale	74.8839	8
Baker/Tisch Investments, L.P.	12/11/2018	216	Sale	71.8141	9
Baker Bros. Investments II, L.P.	12/11/2018	15	Sale	71.8141	9
Baker Bros. Investments, L.P.	12/11/2018	194	Sale	71.8141	9
14159, L.P.	12/11/2018	334	Sale	71.8141	9
667, L.P.	12/11/2018	1,939	Sale	71.8141	9
Baker Brothers Life Sciences, L.P.	12/11/2018	12,627	Sale	71.8141	9

Page 10 of 14 Pages

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	12/12/2018	262	Sale	73.0858	10
Baker Bros. Investments II, L.P.	12/12/2018	18	Sale	73.0858	10
Baker Bros. Investments, L.P.	12/12/2018	234	Sale	73.0858	10
14159, L.P.	12/12/2018	403	Sale	73.0858	10
667, L.P.	12/12/2018	2,340	Sale	73.0858	10
Baker Brothers Life Sciences, L.P.	12/12/2018	15,243	Sale	73.0858	10
Baker/Tisch Investments, L.P.	1/10/2019	144	Sale	70.2779	11
Baker Bros. Investments II, L.P.	1/10/2019	10	Sale	70.2779	11
Baker Bros. Investments, L.P.	1/10/2019	129	Sale	70.2779	11
14159, L.P.	1/10/2019	222	Sale	70.2779	11
667, L.P.	1/10/2019	1,288	Sale	70.2779	11
Baker Brothers Life Sciences, L.P.	1/10/2019	8,392	Sale	70.2779	11
Baker/Tisch Investments, L.P.	1/11/2019	402	Sale	70.2231	12
Baker Bros. Investments II, L.P.	1/11/2019	27	Sale	70.2231	12
Baker Bros. Investments, L.P.	1/11/2019	360	Sale	70.2231	12
14159, L.P.	1/11/2019	621	Sale	70.2231	12
667, L.P.	1/11/2019	3,602	Sale	70.2231	12
Baker Brothers Life Sciences, L.P.	1/11/2019	23,462	Sale	70.2231	12
Baker/Tisch Investments, L.P.	1/14/2019	9	Sale	70.0717	13
Baker Bros. Investments II, L.P.	1/14/2019	1	Sale	70.0717	13
Baker Bros. Investments, L.P.	1/14/2019	8	Sale	70.0717	13
14159, L.P.	1/14/2019	13	Sale	70.0717	13
667, L.P.	1/14/2019	76	Sale	70.0717	13
Baker Brothers Life Sciences, L.P.	1/14/2019	493	Sale	70.0717	13
Baker/Tisch Investments, L.P.	1/17/2019	2,566	Sale	70.7914	14
Baker Bros. Investments II, L.P.	1/17/2019	175	Sale	70.7914	14
Baker Bros. Investments, L.P.	1/17/2019	2,298	Sale	70.7914	14
14159, L.P.	1/17/2019	3,963	Sale	70.7914	14
667, L.P.	1/17/2019	22,991	Sale	70.7914	14
Baker Brothers Life Sciences, L.P.	1/17/2019	149,754	Sale	70.7914	14
Baker/Tisch Investments, L.P.	1/18/2019	2,268	Sale	72.7864	15
Baker Bros. Investments II, L.P.	1/18/2019	155	Sale	72.7864	15
Baker Bros. Investments, L.P.	1/18/2019	2,031	Sale	72.7864	15
14159, L.P.	1/18/2019	3,503	Sale	72.7864	15
667, L.P.	1/18/2019	20,322	Sale	72.7864	15
Baker Brothers Life Sciences, L.P.	1/18/2019	132,363	Sale	72.7864	15
Baker/Tisch Investments, L.P.	1/18/2019	233	Sale	72.2298	16
Baker Bros. Investments II, L.P.	1/18/2019	16	Sale	72.2298	16
Baker Bros. Investments, L.P.	1/18/2019	209	Sale	72.2298	16
14159, L.P.	1/18/2019	360	Sale	72.2298	16
667, L.P.	1/18/2019	2,087	Sale	72.2298	16
Baker Brothers Life Sciences, L.P.	1/18/2019	13,595	Sale	72.2298	16
Baker/Tisch Investments, L.P.	1/22/2019	181	Sale	71.6126	17
Baker Bros. Investments II, L.P.	1/22/2019	12	Sale	71.6126	17
Baker Bros. Investments, L.P.	1/22/2019	162	Sale	71.6126	17
14159, L.P.	1/22/2019	279	Sale	71.6126	17
667, L.P.	1/22/2019	1,619	Sale	71.6126	17
Baker Brothers Life Sciences, L.P.	1/22/2019	10,547	Sale	71.6126	17
Baker/Tisch Investments, L.P.	1/22/2019	729	Sale	71.0001	18
Baker Bros. Investments II, L.P.	1/22/2019	50	Sale	71.0001	18
Baker Bros. Investments, L.P.	1/22/2019	652	Sale	71.0001	18
14159, L.P.	1/22/2019	1,125	Sale	71.0001	18
667, L.P.	1/22/2019	6,529	Sale	71.0001	18
Baker Brothers Life Sciences, L.P.	1/22/2019	42,521	Sale	71.0001	18

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $77.10 to $77.13. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $75.64 to $75.97. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $73.68 to $74.36. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $77.14 to $78.13. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $75.39 to $75.73. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $75.69 to $76.29. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $73.50 to $74.01. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 11 of 14 Pages

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $74.48 to $75.29. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.60 to $71.92. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $72.70 to $73.65. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.22 to $70.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.00 to $70.57. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.05 to $70.13. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.55 to $71.24. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $72.66 to $73.57. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.99 to $72.55. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.12 to $72.08. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.00 to $71.02. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership of which the sole members are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Page 12 of 14 Pages

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e)	Not applicable.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2019

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

Page 14 of 14 Pages